NORSAT INTRODUCES NEW PRODUCTS AT SATELLITE 2010

- Products to enhance overall performance of Maritime equipment -

Washington, D.C. – March 16, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today a new line of maritime products.

Norsat is pleased to present a New Line of Maritime products geared to improve the overall performance of your system.  The Series includes a selection of cable and waveguide Rotary Joints, Adapters and OMT’s designed to allow flexibility and ease of access on-board vessels.  The components are rugged but small and easy to install.  To complement these components, Norsat has also designed the 1000XU External reference and 1000HU PLL universal LNB’s and Uni-LNB controller to ensure service where ever you are. These product lines will greatly enhance the operation requirements for commercial shipping lines, rigs and pleasure crafts and are available individually from our Microwave Division or installed on the Norsat Maritime systems.

“We are pleased to be introducing several new products from our Microwave Division, specifically geared for enhancement of our maritime offerings at this year’s Satellite 2010 Conference” said Dr. Amiee Chan, President and CEO. “We believe these new products will make life a lot easier for our current and future customers that utilize our maritime systems. We plan to continue to introduce new products in this division throughout the year to bolster our position in the microwave industry and improve upon our recent revenue base.”

These products will be on show at Satellite 2010 from March 16 – 18, 2010 at the Gaylord National Convention Center.  Norsat will be in booth 1049. Additional product information is available at www.norsat.com.

About SATELLITE 2010

The SATELLITE Conference and Exhibition is the premier event providing solutions to the global satellite end-user community. SATELLITE 2010 will attract more than 9,300 delegates from 70 countries and features more than 300 exhibiting companies plus a full conference program led by more than 300 satellite communications experts and innovators. The 2010 Conference features focused forums on broadcast, enterprise, military and emerging regions. For more information, visit www.SATELLITE2010.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

For further information, contact:

Laura Garcia

Tel: 604 821-2800 x 135

North America: 1 800 644 4562

Email: Sales@Norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.